VIRGINIA MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the “Company”) and the accompanying notes for fiscal years ended February 28, 2011, 2010, and 2009. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During fiscal 2011, the Company’s exploration expenditures amounted to $9.9 million, compared to $5.5 million in 2010. The Poste Lemoyne Extension, Anatacau-Wabamisk, Lac Pau, Ashuanipi, Éléonore Régional, Corvet Est and FCI projects, all located in the James Bay region, were the Company’s main exploration projects for fiscal 2011.

The Company was very active on its Poste Lemoyne Extension project where it conducted, during the summer and fall of 2010, prospecting and geological reconnaissance, mechanical stripping and restoration of previous trenches as well as till geochemical surveys. Work was mostly concentrated in the west portion of the property. A program including line cutting (52 kilometres) and an induced polarisation survey (36 kilometres) followed in January 2011. Diamond drilling was also initiated in January 2011 and, by late February, 10 holes totalling 3,067 metres were completed. This drilling program totalling about 4,000 metres was completed in March 2011. The Company spent $1.6 million on this project during fiscal 2011.

The Company pursued active exploration on its Anatacau-Wabamisk project during fiscal 2011. A 30-hole drilling program totalling 4,210 metres was completed in the winter of 2010. Surface exploration aiming at prospecting, mechanical stripping and geological mapping was also conducted in the summer and fall of 2010. During fiscal 2011, the Company spent $1.5 million on the Anatacau-Wabamisk project.

The Lac Pau project also generated a lot of activity during fiscal 2011. In the winter of 2010, the Company carried out a 28-hole diamond drilling program totalling 3,612 metres to test at shallow depth the Tricorne, JAL-PPG and Beausac-2 auriferous showings as well as several geophysical anomalies (IP). A vast program including geological mapping, prospecting and mechanical stripping of geophysical anomalies and mineralized showings followed in the summer and fall of 2010. A new program consisting of geophysical surveys and diamond drilling was initiated in the winter of 2011 and will probably go on until spring break-up. This program will consist of a 177-kilometre induced polarisation survey, a 160-kilometre ground magnetic survey, and about 25 drill holes totalling 3,800 metres. At the end of February 2011, a previous hole had been extended and eight new holes completed for a total of 1,358 metres. The Company spent $2 million on the Lac Pau project during fiscal 2011.

In the fall of 2010, the Company undertook an important mechanical stripping and prospecting program on the Ashuanipi project. On the block of claims in the northern part of the property, a team of about 15 people carried out mechanical stripping on unexplained VTEM anomalies found during a previous program. In total, 63 trenches were excavated on various targets and 933 channel samples were collected for a total of 919.2 linear metres. Prospecting was also carried out on a block of claims in the south portion of the project. During fiscal 2011, the Company spent $0.9 million on the property.

The Éléonore Régional property was also the object of significant work during fiscal 2011. Prospecting, geological mapping, mechanical stripping, and till and rock sampling were carried out in the summer and fall 2010. A program consisting of line cutting and geophysical surveys (IP-Mag) totalling about 40 kilometres followed in the winter of 2011. During fiscal 2011, the Company spent $0.7 million on this project.

In the summer of 2010, the Company and partner Goldcorp Inc. (“Goldcorp”) completed a seven-hole drilling program for a total of 3,361 metres on the Corvet Est property (50%-50%). Three holes tested the continuity of the Marco zone to a vertical depth of 600 to 700 metres while the other four holes tested at shallow depth the Matton showing and the Contact zone. During fiscal 2011, Goldcorp and the Company spent $0.8 million on the Corvet Est property.

In the winter of 2010, the Company and partner Odyssey Resources Limited (“Odyssey”), carried out an 11-hole diamond drilling program totalling 3,035 metres on the FCI project. This program tested mainly the Golden Gap auriferous corridor over an east-west distance of 1,200 metres and to a vertical depth of 250 metres. During fiscal 2011 Odyssey spent $0.4 million on the FCI project. On October 20, 2010, Odyssey terminated its acquisition option on the FCI project.

In late fiscal 2011, the Company was active to a lesser extent on some other projects in James Bay. Most of work was carried out in the first quarter of fiscal 2012. An exploration program of about 9,000 metres of diamond drilling and ground geophysics (InfiniTEM) was completed by the end of winter 2011 on the Coulon property. Drilling tested mainly the extensions of lenses 43, 44, 16-17 and 201 and many other geophysical targets within the favourable volcanic stratigraphy. Important geophysical surveys including high definition airborne magnetic surveys and induced polarisation ground surveys were also carried out in the winter of 2011 on the Trieste, Nichicun, and Escale projects 100% owned by the Company in the east portion of the James Bay territory, province of Quebec. Prospecting, mapping and mechanical stripping will be carried out on these three projects in the summer of 2011.

During fiscal 2011, the Company entered into several new agreements. On May 26, 2010, the Company announced the conclusion of an agreement with Ressources Sirios Inc. ("Sirios") on the Escale property, located 75 kilometres southeast of the LG-4 hydro-electrical complex in the James Bay region. The property consists of a block of 129 claims totalling about 6,600 hectares. As per the agreement, the Company acquired a 100% participating interest in the property in consideration of the issuance of 55,000 shares of the Company and a 0.5% NSR in favour of Sirios. The Company may buy back this NSR, at any time at its discretion, for $0.5 million. Newmont Mining Corp. also owns a 1% NSR in a group of 11 claims, which are part of the property.

On September 1, 2010, the Company announced the signing of a strategic alliance with Wemindji Exploration Inc. ("Wemex") called the "Wemindji Strategic Alliance". As per the agreement, both companies have agreed upon carrying out geological reconnaissance, sampling, and exploration work on a territory covering more than 5,000 square kilometres, in Quebec Middle North. The Company and Wemex will be looking for various types of mineralization associated with different geological contexts. Work is done on a 50-50 basis with the Company being the operator.

On September 22, 2010, the Company announced the signing of an option agreement with Shield Gold Inc. ("Shield Gold") on the La Grande Nord property located in the James Bay area, province of Quebec. The Property comprises three blocks of claims for a total of 31 claims. As per the agreement, Shield Gold has the option to acquire a 50% participating interest in the La Grande Nord project in consideration for $1 million exploration work over a 5-year period and option payments totalling $30,000. Shield Gold will be the operator during the earn-in option period with the Company having the right to become operator thereafter.

On November 24, 2010, the Company announced the conclusion of an agreement with SOQUEM Inc. ("SOQUEM"), a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"), Aurizon Mines Ltd. ("Aurizon") and Stornoway Diamond Corporation ("Stornoway") on the property LG-4-Diamants-Consorem, located in the James Bay region, province of Quebec. The property comprises 27 blocks of claims for a total of 236 claims. The property is a result of a modelling exercise conducted by the Mineral Exploration Research Consortium ("Consorem"). Partners to this agreement are all members of Consorem. Under this agreement, the Company, SOQUEM, Aurizon and Stornoway have jointly acquired, in 2010, by map designation of claims with “Ministère des Ressources naturelles et de la Faune Québec” (“MRNF”), all mining claims forming the LG-4 property. The Company will be the operator.

On February 25, 2011, the Company acquired 100% of Osisko Mining Corporation’s ("Osisko") participation in the Baie Payne property in consideration of the issuance to Osisko of 70,000 shares of the Company’s share capital.

Finally, an important event concluded the end of fiscal 2011. Indeed, Goldcorp announced on February 24, 2011, positive study results for the Éléonore gold project in Quebec and the approval by its Board of Directors of full-scale development of the project. The study foresees an average annual gold production of approximately 600,000 ounces over an approximate 15-year mine life, an increase of over 80% from previous production estimate. The average life of mine cash costs will be less than $400 per ounce of gold. The initial gold production is expected in the fourth quarter of 2014 and total capital expenditures are expected to be approximately $1.4 billion. In advancing the Éléonore project, several important milestones have already been achieved in 2011, including the declaration of an initial probable gold reserve of 3.03 million ounces (12.48 M @ 7.56 g/t Au) and the signing of the Collaboration Agreement with the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority. The Company holds a 2.2% NSR royalty on the Éléonore property that could reach up to 3.5% NSR based on gold price and ounces produced from the deposit. Management believes that with the upcoming production, this royalty on Éléonore will be a major catalyst for shareholder value.

The following technical data have been reviewed by Mr. Paul Archer, engineer and Vice-President Exploration and Acquisitions of the Company. Mr. Archer is a qualified person as defined by National Instrument 43-101.

POSTE LEMOYNE PROPERTY

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation, on the Trans-Taïga road. The project consists of 605 map-designated claims covering 30,964.78 hectares. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back half of this NSR (0.5%) for $0.5 million.

Prospecting and heliborne geophysical surveys, carried out by the Company in this area, led to the discovery in June 1998 of the Orfée Zone. Subsequent work conducted from the summer of 1998 to the fall of 2001 consisted of basic prospecting, geological mapping, mechanical stripping, geophysics and a first diamond drilling program of seven holes totalling 1,142 metres. Surface work allowed for the tracing of the mineralization of the Orfée zone almost continuously, over a lateral distance of 125 metres. The mineralization consists mainly of disseminated and stringer sulphides (up to 20% pyrrhotite-pyrite-arsenopyrite) within a several-metre-wide corridor of deformation, east-southeast-west-northwest oriented, affecting silicious sediments and an oxide-silicate iron formation. Channel sampling of the mineralized zone yielded results varying from 0.8 g/t Au over 6 metres to 12.8 g/t Au over 9 metres. The two holes drilled directly under the Orfée showing returned intersections grading 2.5 g/t Au over 2 metres and 6.14 g/t Au over 5 metres.

This work program was followed by two diamond drilling campaigns, carried out between January 2002 and March 2003, which consisted of 60 holes totalling 9,591 metres. These holes tested the Orfée Zone over a lateral distance of 400 metres and to a 350-metre vertical depth. Many geophysical and geological targets were also evaluated alongside the structural corridor that is host to the Orfée Zone. At the end of work, a geostatistic modeling and a first resource evaluation were made by an independent qualified person, according to Canadian Mining Institute standards on mineral resources and reserves definition and National Instrument 43-101 Standards of Disclosure for Mineral Projects. Based on a minimal width of three metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are estimated at 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (D’Amours C., mars 2003. Modélisation géostatistique et estimation des ressources. Virginia Gold Mines’ internal report).

Between December 2003 and February 2010, surface work consisting of prospecting, mechanical stripping, geochemical and geophysical surveys, and additional drilling consisting of 82 holes totalling 21,321 metres were conducted on the property. Five holes tested the Orfée zone to a maximal depth of 460 metres then extending the vertical continuity of the high-grade zone by 60 additional metres to a depth of 310 metres, with an intersection of 28.73 g/t Au over 2 metres (uncut). However, results obtained at vertical depths of 350 to 460 metres suggest that the high-grade zone does not continue at these depths or that its plunge changed significantly. Although work programs failed to define significant additional resources, several new interesting showings were discovered. A new gold-bearing zone, called Orfée Est, was discovered 500 metres east of the Orfée zone.

The Orfée Est zone is a thick auriferous structure that has developed within a sequence of basalts/greywackes/banded iron formations mineralized mainly with pyrhotite. It was followed by drilling over a lateral distance of 500 metres and to a vertical depth of 500 metres where it remains open. Overall, drilling generated large intersections highly anomalous in gold that vary from 0.5 g/t Au over 9 metres to 1.02 g/t Au over 53 metres. At times the Orfée Est zone returned higher values including 3.09 g/t Au over 26 metres (hole PLE-07-105) and 10.85 g/t Au over 6.25 metres (hole PLE-07-95).

In the southeastern area of the property, a new auriferous corridor, called AIM-ILTO, was followed at surface over a distance of six kilometres according to an east-southeast direction. This corridor comprises several gold showings found mainly within a porphyric-diorite intrusion and also in a sequence of amphibolitic basalts and wackes. The gold mineralization is in the form of finely disseminated sulphides (pyrite-pyrrhotite-arsenopyrite) with or without centimetric quartz veins. This mineralization creates large halos highly anomalous in gold, in plurimetric to a few tens of metres in thicknesses with, at times, higher values over a few metres. Overall, channel sampling done on gold showings of the AIM-ILTO corridor generated results between 0.29 g/t Au over 2 metres and 1.05 g/t Au over 17 metres with only one high result of 8.76 g/t Au over 2 metres. Individual samples collected to characterize these mineralized showings yielded, at times, values between 12 and 52 g/t Au. The few holes testing the gold showings of the AIM-ILTO corridor yielded results similar to those obtained at surface. The most consistent results were obtained in the area of the Ilto showing with intervals grading 0.51 g/t Au over 53 metres (including 1 g/t Au over 14 metres) and 0.48 g/t Au over 31 metres in holes PLE-09-135 and PLE-09-134, respectively.

Geological reconnaissance and prospecting carried out on the western part of the property led to the discovery of many gold showings within a corridor of deformation alongside the LG-3 reservoir. This corridor is followed on several kilometres in an east-west direction and is associated with a significant deformation zone that has developed at the contact between a volcanic sequence and a tonalitic intrusion. The gold mineralization consists generally of sulphide disseminations (5-20% pyrite-pyrrhotite) associated with silica and/or biotite alterations within diorite-tonalite intrusive rocks and mafic volcanics. Samples collected to characterize these new showings yielded values between 1 g/t Au and 28.8 g/t Au but channel samples from these showings returned values between 1 and 2 g/t over 1 metre in general. However, detailed stripping and sampling carried out on a more promising showing generated more encouraging results. The David showing was tested by a dozen channel samples, which all have returned anomalous gold values. The best section returned 1.74 g/t Au over 5.8 metres. Given these results, IP-MAG geophysical surveys totalling about 50 kilometres were undertaken in the fall of 2009 in this sector.

During fiscal 2011, the Company carried out another exploration program on the property, concentrating mainly on the new auriferous corridor in the western part, most particularly the sector of the David grid. The summer and fall 2010 work program included geological reconnaissance and prospecting, till geochemical surveys, and mechanical stripping and channel sampling. Till sampling (sample of 15 kg) outlined an interesting gold anomaly to the southwest of the David grid. This anomaly extends over 1.6 kilometres in an east-northeast direction and over a width of nearly 250 metres. It groups together around 60 auriferous till samples, with about 15 that each contain over 100 gold grains (to a maximum of 691 gold grains) mostly of delicate shape thus indicating a proximal source. This gold till anomaly is the most important one ever discovered by the Company in the James Bay region. Prospecting and stripping carried out on this anomaly in the fall of 2010 defined a dioritic unit with feldspar phenocrysts (FP) and quartz-feldspar phenocrysts (QFP) that coincides relatively well with the position of the gold till anomaly. Erratic boulders of this porphyritic quartz-feldspar (QFP) diorite, more or less deformed, altered and mineralized in disseminated pyrite, graded up to 11.02 g/t Au in selected samples. The samples collected on the few outcrops observed in this unit also confirmed the presence of gold anomalies in the intrusive, with results varying generally from 0.48 g/t Au over 3 metres to 1.37 g/t Au over 5 metres. The last sample taken at the known eastern limit of this unit returned 2.74 g/t Au. In addition, geological mapping delineated a new area of interest grouping several islands in the centre of LG-3 reservoir. Over a dozen outcrops of porphyric-felsic intrusive with molybdenite (1 to 20%) and chalcopyrite (tr-8%) were discovered on these islands. Samples collected to characterize these showings returned encouraging values from 0.54% to 4.47% Mo, from 0.25% to 0.95% Cu, and up to 30.8 g/t Ag. Due to the high water level of the reservoir in the fall of 2010, only a partial follow-up was done on these new showings.

A program including line cutting (52 kilometres) and an induced polarization survey (36 kilometres) covering the entire till gold anomaly and the diorite intrusion was conducted on the David grid at the beginning of winter 2011. In parallel to this program, diamond drilling was initiated in mid-January and by late February ten holes (PLE11-148 to PLE11-157) totalling 3,067 metres had been completed. These holes tested the core of the till gold anomaly and the diorite intrusion over a lateral distance of 1.2 kilometres using a 200-metre spacing grid in general and a 100-metre spacing more locally. Many sericite-silica-altered corridors containing up to 10% disseminated pyrite were intersected mainly within the diorite but also in the surrounding basalts. To date, these metric to plurimetric corridors yielded values between 0.5 g/t Au over 1 metre and 1.49 g/t Au over 5 metres in general. The alteration zones are occasionally thicker and create large halos highly anomalous in gold among which 0.5 g/t Au over 15.25 metres (PLE11-155) and 0.39 g/t Au over 60 metres (PLE11-149). Some metric intersections also returned higher gold values with 6.68 g/t Au over 3 metres (PLE11-148), 12.91 g/t Au over 1 metre (PLE11-152), 6.62 g/t Au over 1 metre (PLE11-149), and 3.04 g/t Au over 2.1 metres (PLE-11-156). The first two intersections are located within the basalts bordering the diorite intrusive, which contains the two last intersections. Three additional holes were drilled to test the western and eastern extensions of the diorite intrusive. This program was completed in March 2011.

During fiscal 2011, the Company spent $1.6 million on the Poste Lemoyne Extension property. Work conducted on the David grid highlighted a gold sector clearly anomalous and brought to light new polymetallic showings in the LG-3 reservoir area. The Company assigned a $0.8 million budget for next year to carry out additional work on the David grid sector and over the entire mineralized corridor in the western portion of the property.

ANATACAU-WABAMISK PROPERTY

The Anatacau-Wabamisk project is located 30 kilometres southwest of the Opinaca reservoir, about 290 kilometres north of Matagami, province of Quebec. The property is situated about 30 kilometres east of the James Bay Road. It consists of 1,041 designated claims totalling 54,840.42 hectares, split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeastern portion of the property, and the Wabamisk part, with 834 claims constituting the main part of the property. The Company owns a 100% participating interest in the Wabamisk portion while IAMGOLD Corporation (“IAMGOLD”) owns a 100% participating interest in the Anatacau portion. As per an agreement entered into in May 2007, the Company has the option to acquire IAMGOLD’s 100% participating interest in the Anatacau portion of the project for a consideration consisting of a $25,000 payment that was made upon signing of the agreement, and $3 million in exploration work to be carried out before December 31, 2012. However, the agreement was modified on February 15, 2011, to extend the option period until December 31, 2015. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million.

From 2005 to 2007 the Company carried out three successive prospecting and geological mapping programs on the Anatacau-Wabamisk property with the main objective of discovering epigenetic gold mineralization similar to that of the Roberto zone of the Éléonore project located 65 kilometres northeast of the Anatacau-Wabamisk project. Heliborne geophysical (MAG, EM, Radiometry) surveys and geochemical (B Horizon) surveys were also conducted during the same period. Work led to the discovery, in mineralized sediments (pyrite, pyrrhotite and chalcopyrite traces), of the Isabelle showing that returned 6.48 g/t Au over 3 metres when conducting initial channel sampling. Many other reconnaissance samples collected on the Anatacau-Wabamisk property returned values varying between 0.1 g/t and 5 g/t Au with, from time to time, higher values between 12 g/t and 43.1 g/t Au. Further to these results, the Company excavated 11 trenches, in September 2007, on the best gold and geological targets. In the area of the Isabelle showing, channel results varied from low values of 1 g/t Au or less over 1 metre to maximum values of 4.2 g/t Au over 13.61 metres, including a sample grading 42.8 g/t Au over 1 metre. The Franto showing also generated interesting results. Mineralization consists of 2% to 3% of disseminated pyrite-pyrrhotite in a sheared basalt and it yielded 4.82 g/t Au over 4 metres in channels. Other channels done on the lateral extensions of the Franto showing returned values from 0.93 g/t Au over 2 metres to 4.7 g/t Au over 2 metres. Elsewhere on the property, the trenches done on the other targets returned results weakly anomalous in gold. In the fall of 2007, the area covering the Isabelle and Franto showings was the object of line cutting (117.7 kilometres) and a magnetic survey (117.7 kilometres), as well as induced polarization (104.8 kilometres).

In the spring of 2008 the Company completed a short six-hole drilling program totalling 910 metres to test the Isabelle and Franto showings and their possible extensions. Of these six holes, only one returned significant results, hole WB-08-001, with an intersection grading 1.33 g/t Au over 19 metres including 4.92 g/t Au over 3 metres. This hole tested at shallow depth the Isabelle surface showing that had already yielded 4.20 g/t Au over 13.61 metres in channels. The other five holes did not return any interesting values. One of these holes, testing an IP anomaly located northeast of the Isabelle showing, did not intercept the same sequence of rocks hosting the showing and left the extension of the Isabelle showing untested in that direction. Drilling carried out on the Franto showing intercepted mineralization and alterations similar to those observed at surface but no significant gold value was obtained. In the summer of 2008, additional prospecting and geological reconnaissance was conducted on the property. A few new mineralized showings anomalous in gold, copper and silver were observed.

In the summer and fall of 2009, the Company conducted mechanical stripping, detailed geological mapping, and channel sampling on the Isabelle showing and on a few other geological and geophysical targets on the property. The Isabelle zone was followed at surface over a lateral distance of 80 metres in a general north-south direction. The gold-bearing mineralization is associated mainly with north-south-oriented quartz veins steeply dipping to the east. The gold veins are contained within a zone of intense biotite-silica alteration, which has developed in thicknesses of 10 to 20 metres within a folded sequence of finely bedded wackes and more massive sandstones. The veins and their envelope contain little sulphide (1-5% pyrrhotite-pyrite) but visible gold is frequently observed within the mineralized zones. Results from a dozen channels taken on the Isabelle showing are somehow variable considering the free nature of gold in the veins and silicified zones. The channel located at the northern tip end of the trench yielded 11.03 g/t Au over 3 metres while the one located in the new southern portion of the trench returned 17.86 (14.98 cut) g/t Au over 3 metres. The other channels returned results varying from 5.52 g/t Au over 1 metre to 7.68 g/t Au over 3 metres overall. Weaker results were also obtained at times (1.44 g/t Au over 2 metres and 0.5 g/t Au over 3 metres). Conversely, an exceptional result grading 316.18 g/t Au over 1 metre was also obtained. Elsewhere on the property, surface work led to the discovery of a few new mineralized showings that yielded values between 580 ppb and 2.45 g/t Au, on the Wabamisk portion, and between 100 ppb and 4.3 g/t Au on the Anatacau portion.

In the early winter of 2009-2010, a program consisting of line cutting and IP-MAG geophysical surveys totalling about 100 kilometres was carried out in the south-western area of the property. Geophysics was followed by a 30-hole drilling program (WB-10-03 to WB-10-32) totalling 4,210 metres carried out on the Isabelle gold showing and many geophysical targets located in the same geological environment. The 20 holes that tested the Isabelle showing confirmed the continuity of the gold structure over a lateral distance of 150 metres and to a vertical depth of 75 metres. The structure seems to weaken and fade out to the north but it remains totally open to the south. Moreover, the Isabelle zone could not be tested systematically at depths of over 75 metres because of the poor ice condition of the lake situated just to the east of the showing. Assay results of the 20 holes testing the Isabelle showing confirm the variable distribution of the grades, which had already been revealed by surface sampling. The highlight of the campaign is from hole WB-10-12, which has returned an intersection grading 46.5 (uncut) g/t Au over 4 metres (18.26 (cut) g/t Au over 4 metres). Other intersections of interest include 5.89 g/t Au over 2 metres (WB-10-07), 2.75 g/t Au over 10 metres (WB-10-04) and 2.02 g/t Au over 7 metres (WB-10-03). Visible gold was observed in these four holes. The other holes on the Isabelle showing and those testing geophysical targets did not return significant results. Other surface exploration consisting mainly of prospecting, mechanical stripping and geological mapping was carried out in the summer of 2010. The Isabelle showing has been extended 25 metres to the north by stripping. The mineralization consists of quartz veins and silicified zones of 1 to 2 metres in thickness. Visible gold was observed in two locations. Three new channels yielded 25.5 g/t Au over 1 metre; 2.88 g/t Au over 2 metres; and 9.12 g/t Au over 1 metre. These channels are located half way between holes WB-10-05 (NSV) and WB-10-07 (5.89 g/t Au over 2 metres) drilled in the winter of 2010. The area of the Isabelle grid was also the object of tight prospecting, detailed geological mapping, and mechanical stripping. Work was helpful in better defining the geology and confirming that the gold potential in the Isabelle area remains significant. Isabelle-type sediments were mapped up to four kilometres south-southwest of the Isabelle showing. Eight samples selected in a 500 square metres perimeter in this sector are anomalous in gold with values between 100 and 2,200 ppb. A kilometric corridor mineralized with arsenopyrite was also brought to light in the east portion of the property. Arsenopyrite is present in tuffs, basalts and sediments. A dozen selected samples yielded anomalous values varying between 100 ppb and 640 ppb Au.

During fiscal 2011, the Company spent $1.5 million on the Anatacau-Wabamisk project. The Company assigned a budget of $0.8 million for fiscal 2012. A diamond drilling program was initiated in March 2011 and should continue until the spring break-up. This work program will consist of six holes for about 1,500 metres, three of which will be testing the vertical extension of the Isabelle showing while the three other will aim at geophysical targets located in the same geological environment. Additional surface work is also foreseen on this vast property for the summer of 2011.

LAC PAU PROPERTY

The Lac Pau property is located in the vast James Bay region, in the northern part of the Caniapiscau reservoir, 70 kilometres north-east of the Trans-Taïga road. The property is equipped with a landing strip and many outfitter camps occupy this area. The property is accessible via a 65-kilometre-gravelled road and consists of 715 claims covering 34,861.96 hectares. The Company is the sole owner of the claims.

The Lac Pau project is the result of a regional reconnaissance program carried out by the Company to test arsenic anomalies in bottom lake sediments located just to the north of the Caniapiscau reservoir. The first reconnaissance and prospecting programs carried out in the fall of 2006 and in the summer of 2007 led to the discovery of some interesting gold showings within paragneisses and a dioritic to tonalitic intrusive. One of them, the Jedi showing, is a rusty zone (1 to 5% disseminated pyrrhotite-pyrite) of about 10 metres wide that is followed laterally over 800 metres within a band of paragneisses. Channel sampling done on this showing yielded results between 1 g/t Au and 2.5 g/t Au over 2 to 5 metres in thickness, with a higher value of 2.4 g/t Au over 6 metres (including 5.5 g/t Au over 1 metre). Other interesting results were obtained from samples collected on the Tricorne showing (between 0.71 g/t Au and 4.48 g/t Au) and on the Vader showing (between 1.47 g/t Au and 2.31 g/t Au). Many other mineralized showings returned values anomalous in Au-Ag±Cu±Mo±Pb±Zn. A similar showing discovered in the summer of 2008 by MRNF yielded values of up to 2.27 g/t Au, 101 g/t Ag and 3.45 % Cu in selected samples.

In the summer and fall of 2009, the Company conducted a significant program including prospecting and geological mapping, mechanical stripping and channel sampling. Work brought to light a corridor of gold showings followed to this date over 12 kilometres within sheared tonalite intrusions. The most interesting results were obtained on four sectors in particular: Tricorne, Beausac-2, JAL-PPG and Obiwan. Trenches excavated on the Tricorne area followed the main mineralized zone intermittently over a linear distance of over 500 metres and in thicknesses varying from 4 to 15 metres. The mineralized zone lies within a sheared and altered (silica-chlorite-sericite-sillimanite) tonalite containing up to 15% of disseminated sulphides (pyrrhotite-pyrite and traces of chalcopyrite-molybdenite). The mineralized zone is affected by hectometric open folds with northeast-southwest-oriented axis. Overall, channel sampling of these trenches yielded sub-economic results varying from 1.18 g/t Au over 15 metres to 2.18 g/t Au over 7 metres, with a few economic values (9.02 g/t Au over 5 metres; 5.39 g/t Au over 5 metres; 7.19 g/t Au over 2 metres). Other channel samples returned lower values. However, they confirmed the highly anomalous gold content of the mineralization. The mineralized zone remains totally open laterally.

The Beausac-2 showing, located 7 kilometres north-east of the Tricorne showing, is a natural outcrop of 400 metres by 300 metres, which contains of two main mineralized zones sub-parallel to one another. These two mineralized zones (Contact and Sud-Ouest) are associated with decametric sheared zones enclosed in tonalites and have been followed over lengths of 200 to 400 metres, and in thicknesses varying from 3 to 20 metres. Mineralization consists mainly of pyrite (1-10%), pyrrhotite (1-10%), chalcopyrite (0-3%) and molybdenite (0-1%) disseminations. Mineralized zones have been tested overall the outcrop by channels spaced 50 metres apart. In general, these channels returned values anomalous in gold in plurimetric to decametric thicknesses, with results varying from 0.23 g/t Au over 3 metres to 0.35 g/t Au over 24 metres. The Contact zone yielded, at the south-eastern end of the outcrop, higher results of which 5.22 g/t Au over 7 metres (including 14.03 g/t Au over 2 metres), 27.8 g/t Au over 1 metre and 3.01 g/t Au over 4 metres.

The Obiwan showing, located 5 kilometres southwest of the Tricorne showing, and the JAL-PPG showing, located 860 metres to the southwest of Tricorne, were the object of mechanical stripping. The Obiwan showing yielded channel results of 2.1 g/t Au over 5 metres (including 4.73 g/t Au over 2 metres), 3.13 g/t Au over 1 metre, 0.56 g/t Au over 5 metres and 0.35 g/t Au over 8 metres. Channel sampling carried out on the JAL-PPG showing generated variable results from 0.88 g/t Au over 2 metres to 2.7 g/t Au over 10 metres (including 10.74 g/t Au over 2 metres). Many other showings of smaller dimension have been discovered within this mineralized corridor and have for now returned gold values from 1 g/t Au to 25.8 g/t Au in selected samples.

A program including line cutting and a MAG-IP survey totalling 260 kilometres was carried out at the beginning of the winter of 2010 on the Lac Pau gold system, followed by a first 28-hole drilling program totalling 3,612 metres. Drilling tested at shallow depth the Tricorne, JAL-PPG, and Beausac-2 gold showings as well as many other geophysical targets (IP). Eight holes were drilled in the Tricorne showing area. Drilling generated results that compare with channel results, with several sub-economic intersections including 1.2 g/t Au over 10.95 metres (PAU-10-001), 0.4 g/t Au over 14.4 metres (PAU-10-003), 3.28 g/t Au over 1 metre (PAU-10-005), 1.66 g/t Au over 3.2 metres (PAU-10-007), and 3.23 g/t Au over 1 metre (PAU-10-008). Hole PAU-10-004 intersected a more interesting interval of 3.43 g/t Au over 6 metres. This intersection is located 75 metres vertically under the channel that returned 9.02 g/t Au over 5 metres. This zone remains open at depth. Five holes testing the Beausac-2 showing yielded results that did not exceed 1.04 g/t Au over 2 metres. Three holes testing the JAL-PPG showing returned low values varying between 1.22 g/t Au over 1 metre and 2.4 g/t Au over 1 metre. The other twelve holes tested different induced polarisation anomalies on the property. Overall, these holes did not return significant values except for hole PAU-10-028, which intercepted a large intersection grading 0.52 g/t Au over 45.8 metres, including 1.08 g/t Au over 11 metres. This intersection consists of a large metasomatic alteration zone (silica, chlorite, sericite) with 4-10% disseminated pyrite-pyrrhotite within a felsic gneiss of uncertain origin. It is associated with a strong, kilometric, induced polarisation anomaly (open at both ends) and is located 1.3 kilometres to the northeast of the Jedi showing in its interpreted extension.

In the summer and fall of 2010, the Company carried out another important surface exploration program, which consisted of geological mapping of the grid cut in the winter of 2010, mechanical stripping of geophysical anomalies and mineralized showings, and prospecting over the entire property. This led to an interesting discovery in the northeast portion of the grid. This new mineralized zone, called the Hope showing, is located three kilometres northeast of hole PAU-10-028, which had crosscut 0.52 g/t Au over 45.8 metres in the winter of 2010. These two showings are associated with the same induced polarisation anomaly and are part of a gold corridor of more than six kilometres long that also includes the Jedi and Beausac-2 showings. The mineralization of the Hope showing is very similar to that of other showings already known and is followed intermittently at surface for about 200 metres laterally. Channel sampling in the main trench of the Hope showing yielded 2.27 g/t Au over 10 metres including an interval of 3.91 g/t Au over 5 metres. Many other small trenches excavated within the perimeter of the main trench yielded numerous interesting results with values of 2.17 g/t Au over 4 metres, 3.06 g/t Au over 4 metres, 2.15 g/t Au over 5 metres, and 1.39 g/t Au over 10 metres. Other results varied between 0.81 g/t Au over 3 metres and 1.63 g/t Au over 3 metres in general. Work was also carried out in the northern extension of the Jedi showing. Values obtained from the new channels were similar to those obtained in 2007 in the further southern part of the showing with results varying between 0.67 g/t Au over 4 metres and 1.01 g/t Au over 6.3 metres. Work conducted elsewhere on the property led to the discovery of a few new gold showings grading between 1.13 g/t Au and 3.65 g/t in samples collected to characterize them. Numerous induced polarisation anomalies have been explained by the presence of barren sulphides.

In the winter of 2011, the Company carried out a program consisting of line cutting (112 kilometres) and ground MAG (165 kilometres) and induced polarisation (177 kilometres) surveys. The program’s goal was to finalize the ground geophysical coverage of the Lac Pau auriferous corridor. In parallel to the ground geophysics, a second drilling program was initiated in February 2011 for about 3,500 metres to test mainly the Hope, Tricorne and Jedi showings as well as many other geophysical and geological targets located along the Lac Pau auriferous corridor. By the end of February 2011, a previous hole was extended and eight holes were completed for a total of 1,358 metres but results were yet to come.

During fiscal 2011, the Company spent $2 million on the Lac Pau project and has the intention of spending a $1 million budget for fiscal 2012. The diamond drilling currently in progress will continue until spring break-up. Another exploration program is foreseen for fiscal 2012. The program will be elaborated according to the results of the winter 2011 drilling program.

ASHUANIPI PROPERTY

The Ashuanipi property is located in the James Bay region, province of Quebec, more precisely in the south portion of the Caniapiscau reservoir, about 180 kilometres northwest of Fermont (a mining town). The property consists of 469 claims covering 23,884.42 hectares. The Company owns a 100% participating interest in this property.

The Ashuanipi project is the result of a regional reconnaissance survey, carried out by the Company in the summer of 2007, which led to the discovery of several interesting polymetallic showings within little explored Archean volcanic belts. Reconnaissance samples collected on these showings yielded values of 0.1 to 2.25 g/t Au, 1.2 to 536 g/t Ag, 0.24 to 2.93% Cu and 0.20 to 3.26% Zn.

Further to these results, the Company conducted in the spring of 2008, a vast VTEM heliborne geophysical survey totalling 2,198 linear kilometres on two distinct blocks. Prospecting, geological mapping and mechanical stripping that followed in the summer of 2008 led to the discovery of new significant mineralized showings on the two blocks of claims. The most interesting one is the Eagle showing located on the southern block. The Eagle zone corresponds to magnesian alteration zone of plurimetric thickness, which can be extrapolated over a lateral distance of 900 metres within mafic to felsic orthogneisses. The mineralization is revealed mainly as pyrrhotite-pyrite ±sphalerite±chalcopyrite±galena stringers and disseminations over widths of 1 to 3 metres. Samples collected to characterize the mineralization yielded results varying from 0.15% to 3.92% Cu, 0.27% to 8.94% Zn and 0.13 to 4.86 g/t Au. Results obtained from 17 channels were way lower as they did not exceed 3.78 g/t Au over 1 metre as well as 1.3 % Zn and 0.25 g/t au over 2 metres. Some samples collected on the southern block during geological reconnaissance yielded interesting results grading up to 6.29 g/t Au and up to 1.03% Cu. As for the northern block, little mineralization was found in place but several erratic blocks returned values anomalous in copper, zinc, gold and silver with punctual higher values reaching up to 14.1% Cu, 4.14% Zn, 1.9 g/t Au, and 761 g/t Ag. The sources of these mineralized blocks could be very local as the northern sector is located in the vicinity of a glacier ice centre.

An important program consisting of mechanical stripping and prospecting was completed in the summer and fall of 2010. Mechanical stripping was carried out on the northern block to test the VTEM anomalies that remained unexplained during the summer 2008 program, and to track down the source of numerous mineralized erratic blocks. In total, 63 trenches were excavated on several targets and 933 channel samples were collected for a total of 919.2 linear metres. The stripping of the VTEM anomalies led to the mapping of silicate, sulphide and oxide facies iron formations. Plurimetric bands of massive sulphides composed mainly of pyrrhotite (10-50%), pyrite (5-10%) and chalcopyrite (tr-1%) explain the presence of conductors. Despite efforts on the northern blocks during the recent quarter, non significant results were obtained except for a few values anomalous in Au, Ag, As, and Zn. The source of the numerous mineralized blocks is still to be found.

A short phase of prospecting was also conducted on the southern block of the property to evaluate the gold potential of this sector and to go back on the copper-gold showings discovered in 2008 in a potassic intrusive. Prospecting done in the fall of 2010 better defined this granodioritic gneissic intrusive and allowed for the discovery of a mineralized zone followed over a distance of three kilometres and over a width of up to 15 metres. The copper (5-15%) and molybdenum (2-10%) mineralization is concentrated in decimetric bands strongly altered in epidote and quartz. The wall rock of these bands contains disseminated copper and molybdenum mineralization varying from 1 to 5% forming an envelope of 2 to 15 metres. The new mineralized zone is oriented north-northeast and seems to mould the contours of the intrusion. Assay results are very encouraging. Outcrops and mineralized blocks found in a distance of over three kilometres returned values varying between 0.4 and 3.8 g/t Au; 0.3 and 8.6% Cu; and 0.1 and 1.3% Mo, 10.2 and 49.6 g/t Ag in selected samples. Manual stripping allowed for channel sampling that returned values of 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3% Cu over 1 metre. These results justified the acquisition of 52 additional claims covering the entire granodioritic intrusion. A high definition airborne magnetic survey was completed at the beginning of winter 2011 and allowed a better definition of the geometry of the mineralized intrusion.

During fiscal 2011, the Company spent $0.9 million on the Ashuanipi project and intends to spend $1 million during fiscal 2012. A program consisting of line cutting and induced polarisation surveys was initiated in March 2011 on the sector of the mineralized corridor discovered in the fall of 2010 and its possible extensions. The Company is already planning, for the summer of 2011, an important program that will include prospecting, mechanical stripping and channel sampling.

ELEONORE REGIONAL PROPERTY

The Éléonore Régional property is located in the area of the Opinaca reservoir, about 320 kilometres north of Matagami, in the James Bay region of Quebec. The property is situated in NTS 33C/07, 33C/08, 33C/09, and 33C/10 and is accessible via the James Bay Road and a secondary gravelled road. The property comprises 844 map-designated claims totalling 44,134.61 hectares and is owned 100% by the Company.

Starting in 2001, the Company carried out regional reconnaissance work in the Opinaca reservoir area that led eventually to the discovery of the Roberto deposit on the Éléonore property. Further to this discovery, the Company conducted in the summers of 2005 to 2009 prospecting, geological mapping, and glacier till sampling on the Éléonore Régional property. Airborne magnetic surveys were also carried out on several areas of the property. Work revealed many areas of interest defined by the presence of mineralized showings and/or till samples anomalous in gold. One of these sectors is located on an island nearby the north shore of the Opinaca reservoir where quartz-tourmaline veins in a dioritic intrusion yielded 1.85 g/t, 2.09 g/t and 2.95 g/t Au in grab samples. The second zone, called the Cléopâtre showing, is a 500-square-metre, mineralized boulder field located in the middle portion of the property. These grauwacke blocks mineralized with 2 to 3% pyrite finely disseminated returned values of up to 7 g/t Au. In the winter of 2007, an eight-hole drilling program totalling 1,034 metres was completed in this area. Drilling aimed at testing a series of induced polarisation anomalies and geochemical anomalies in the vicinity of the Cléopâtre gold boulder field. Drilling intercepted lithologies similar to that of the gold-bearing blocks but no significant values were obtained.

In the summer and fall of 2010, the Company carried additional prospecting, geological mapping, mechanical stripping, and till and rock sampling. An amphibole-garnet-altered zone was outlined within a feldspar porphyritic intrusive in the area of the island near the north shore of the Opinaca reservoir. For the time being, this zone is followed over a lateral distance of 1,500 metres and in a thickness of 200 metres. A weakly-developed network, gold-bearing quartz veinlets crosscuts the altered zone. Channel sampling done on this altered zone in the summer of 2010 yielded results weakly anomalous in gold. A new gold showing called Féänor was also discovered in the south part of the property. The showing consists of a metric shear zone comprising weak sulphide disseminations associated with biotite-sericite-quartz alterations. The shear zone is followed sporadically on about 300 metres. Grab samples collected to characterize this showing returned values varying between 200 ppb and 3.8 g/t Au and a maximum of 1.7 g/t Au over 2.7 metres in channel. Furthermore, two other sectors of interest were outlined through till sampling and will require a follow-up.

During fiscal 2011, the Company spent $0.7 million on this project. The property has a good potential for Roberto-type gold mineralization. Consequently, the Company intends to pursue work exploration. A budget of about $0.6 million is allocated for fiscal 2012. Exploration work will consist of a detailed lake-bottom sediment survey, induced polarisation surveys, geological mapping, and prospecting. The program will aim at defining new drill targets over the entire property.

CORVET EST PROPERTY

The Corvet Est property is located in the James Bay region, province of Quebec, Canada, 53 kilometres south of LG-4 Airport.  The project is located in the southwest portion of NTS 33H/05 at scale 1:50 000. The property consists of 568 map-designated, contiguous claims totalling 29,106.21 hectares. The property is subject to an agreement by which Goldcorp had the option to acquire an undivided 50% interest in the Corvet Est and Lac Eade properties in consideration of cash payments totalling $90,000 and $4 million exploration expenditures over a five-year period. In April 2008 Goldcorp had fulfilled all its obligations as per the agreement, thus acquiring its 50% participating interest in the property.

Prospecting and regional reconnaissance work conducted in the summers of 2002 and 2003 and subsequent drilling carried out in the winter of 2004 led to the discovery by the Company of two important auriferous structures called Contact zone and Marco zone. Subsequent work carried out between winter 2004 and winter 2008 included basic prospecting, geological mapping, mechanical stripping, geophysical and geochemical surveys (till and B horizon) as well as several drilling programs. Work confirmed the potential of the Marco zone, a plurimetric to decametric gold structure comprising several zones of finely disseminated sulphides (up to 10% arsenopyrite-pyrite-pyrrhotite), associated with microcline-tourmaline-garnet-biotite-magnetite alterations within felsic volcanics. The Marco zone reported several drilling results going from thin intersections weakly mineralized grading less than 1 g/t Au over a few metres to more mineralized intersections grading 5.12 g/t Au over 13.4 metres and 10.1 g/t Au over 5.2 metres. The Marco zone returned drill gold values over a lateral distance of over 1,600 metres and to a vertical depth of 550 metres. As for the Contact zone, it produced irregular results and reported at times some interesting mineralized intersections. Surface work also led to the discovery of some other showings mineralized in gold, copper and/or molybdenum on the Corvet Est property and on the adjoining property Lac Eade, which is now part of the Corvet Est property.

In the summer of 2010, the Company and its partner Goldcorp carried out a seven-hole drilling program (CE-10-75 to CE-10-81) totalling 3,361 metres. Three of these holes tested the continuity of the Marco zone to a vertical depth of 600 to 700 metres while the other four holes tested at shallow depth the Matton showing and the Contact zone. Only two of the deep holes intercepted the Marco zone, which consists of many thin mineralized zones of metric thickness. Hole CE-10-76 crosscut four mineralized intervals that yielded values varying between 1.51 g/t Au over 1 metre and 3.09 g/t Au over 1.05 metres. Hole CE-10-77 also yielded four auriferous intervals, which returned values of 2.43 g/t Au over 0.55 metre, 7.42 g/t Au over 1 metre, 1.2 g/t Au over 6.35 metres, and 5.11 g/t Au over 0.6 metre, respectively. Hole CE-10-78, drilled between the two precedent holes, did not intercept the typical lithologies of the Marco zone and did not generate significant values. Of the four shallow holes, the hole testing the Matton showing was the only one to return a significant interval, which yielded 2.95 g/t Au over 0.95 metre. Holes CE-10-79, CE-10-80, and CE-10-81 testing the Contact zone failed to return important mineralization.

During fiscal 2011, Goldcorp and the Company spent $0.8 million on the property. Based on the most recent results, the Company and its partner do not foresee additional drilling in the near future. However, a $250,000 exploration program is planned for the summer of 2011. This program will consist of a geochemical survey and prospecting in order to outline new gold-bearing structures of interest in the little-explored sectors of this vast property.

FCI PROPERTY

The FCI project is located 42 kilometres southwest of Hydro-Québec’s LG-4 airport, in the James Bay territory, province of Quebec. The project is the result of the merging of three properties (Félicie, Corvet Ouest and Island Lake). The property consists of 412 claims covering a surface area of 21,105.42 hectares, 36 kilometres southwest of Cargair float-plane base and of the Trans-Taïga road. The Company owns 100% of the mining rights but in virtue of an agreement signed in May 2009, Odyssey had the option to acquire a 50% participating interest in the FCI property in consideration of $4 million in exploration work to be carried out during the next 6 years and cash payments totalling $130,000 to be paid by the 3rd anniversary of the agreement.

The FCI project covers 35 kilometres of favourable geology within the Guyer greenstone belt. Initial reconnaissance conducted by the Company in 1997 led to the discovery of the Golden Gap showing, which generated values from 3.7 to 32.7 g/t Au in selected samples and 14.3 g/t Au over 2 metres in channel samples. During the periods 1998 to 2000 and 2005 to 2007, the Company carried out several programs that consisted of line cutting, ground geophysics (MAG and IP surveys), geological mapping and prospecting. These works enhanced the potential of the Golden Gap showing (5.76 g/t Au over 3 metres in channel sampling) and led to the discovery of many other significant gold showings that yielded values from 1 to 50 g/t Au (mostly obtained in quartz veins). Moreover, polymetallic showings associated with QFP intrusions and sericite schists were also discovered at both ends of the property. The Félicie showing yielded values of up to 5.54 g/t Au, 100 g/t Ag, 1.86% Cu, 1.56% Pb, 4.94% Zn in selected samples, in the western portion of the property. The sericite showing returned values of up to 150 g/t Ag, 0.3 g/t Au, 1.89% Cu, 1.45% Zn in selected samples in the eastern part of the property.

In the winter of 2001, the Company completed an initial 6-hole drilling program totalling 675 metres to test at shallow depth the main gold showings (Golden Gap, Golden East, Déca-1 and another one under a showing that had returned 7.08 g/t Au). The three holes drilled in the Golden Gap area have confirmed the presence of a gold anomalous structure grading 1.62 g/t Au over 2.5 metres (IL-01-01), 0.27 g/t Au over 15 metres, and 1.35 g/t Au over 4 metres (IL-01-02) as well as 0.59 g/t Au over 11.4 metres (IL-01-03). Best results obtained in holes that tested the other showings did not exceed 1.1 g/t Au over 1 metre.

In the winter of 2007, the Company carried on with a second drilling program (9 holes for 1,447 metres). Five of these holes were drilled in the area of the Golden Gap showing to test the gold structure that consists of a biotite-rich shear zone with quartz veins and veinlets and disseminated sulphides. Hole FCI-07-03 yielded an intersection grading 14.19 g/t Au over 5 metres. This intersection contains a metric quartz vein with frequent visible gold grains. The three other holes drilled 50 metres to the east, to the west and under this intersection have also intercepted the same gold structure but the results were not as impressive. Hole FCI-07-07 drilled directly under hole 03 returned 2.77 g/t Au over 1.8 metres. Holes FCI-07-08 and FCI-07-09, drilled 50 metres east and west of hole 03, returned values of 0.72 g/t Au over 1.65 metres and 1.44 g/t Au over 2 metres, respectively. Holes FCI-07-01 and FCI-07-02 testing the same structure further west returned comparable values. Three other holes (FCI-07-04, 05 and 06) were completed about 15 kilometres east of the Golden Gap area to test auriferous boulder fields. These holes did not yield any significant value.

In the fall of 2009, additional prospecting and geological mapping were conducted in the area of the Golden Gap showing with the objective of better defining the structural context and evaluate the lateral extensions of the alteration corridor (particularly to the west). Beep Mat prospecting was carried out on a number of IP anomalies and additional prospecting was conducted on many areas exhibiting gold mineralization (>500 ppb Au) associated with exhalative units (chert, exhalite, iron formation) in order to discover new mineralized zones.

In the winter of 2010, the Company and Odyssey completed an 11-hole diamond drilling program (FCI-10-010 to FCI-10-020) totalling 3,035 metres. Drilling tested mainly the Golden Gap auriferous corridor over an east-west distance of 1,200 metres and to a vertical depth of 250 metres. Drilling conducted in 2010 did not generate economic results but proved one more time the auriferous nature of the Golden Gap corridor. Many mineralized intervals were intercepted and overall results vary between 0.15 g/t Au over 1 metre and 1.23 g/t Au over 4 metres. Some larger intersections were obtained at times returning 0.66 g/t Au over 12 metres (FCI-10-012), 0.13 g/t Au over 10.7 metres (FCI-10-015), 0.53 g/t Au over 15 metres (FCI-10-017), 0.48 g/t Au over 6.5 metres (FCI-10-018), and 0.34 g/t Au over 13 metres (FCI-10-020). In addition, a richer intersection grading 14.15 g/t Au over 0.5 metre was obtained in a folded quartz vein with numerous gold grains observed in hole FCI-10-010. Most of the gold-bearing intersections are located in the vicinity of a contact between mafic volcanic and a sedimentary unit (wacke) and they are associated with silicified zones and disseminated sulphides (arsenopyrite, chalcopyrite, pyrite and pyrrhotite).

During fiscal 2011, Odyssey spent $0.4 million on the property. On October 20, 2010, Odyssey terminated its acquisition option on the FCI property. The Company will look at a new partnership on the project.

GENERATING NEW PROJECTS

Constant generation of new projects is part of the Company’s strategy. Indeed, for several years the Company has spent significant amounts of money to carry out compilation and regional geological reconnaissance work over unexplored or little-explored territories with the main objective of discovering promising geological contexts and/or mineralized showings that would justify the acquisition of new mining properties and the start-up of new projects. Although success is not guaranteed, these reconnaissance programs have nevertheless been the starting point of many important projects of the Company, namely Éléonore, Coulon, and Corvet Est. In the course of the recent financial year, the Company spent over $0.5 million in regional reconnaissance work and is planning a similar budget for fiscal 2012. The focus will be on the search for gold in the James Bay region.

SELECTED FINANCIAL INFORMATION

	Earnings (Loss) for Fiscal Years Ended February 28,
	2011	2010	2009
	$	$	$
Expenses	5,900,000	4,207,000	5,355,000
Other income	1,033,000	4,750,000	997,000
Net earnings (net loss)	(3,253,000)	1,723,000	(3,608,000)
Basic net earnings ( net loss) per share	(0.108)	0.059	(0.130)
Diluted net earnings ( net loss) per share	(0.108)	0.058	(0.130)

RESULTS OF OPERATIONS

Comparison between fiscals 2011 and 2010

Expenses

Expenses totalled $5,900,000 and $4,207,000 for fiscals 2011 and 2010, representing an increase of $1,693,000 compared to last year. Variations are detailed hereafter.

In fiscal 2011, salaries totalled $823,000, representing a decrease of $13,000 compared to last year. The decrease results mainly from the payment made to an officer of the Company in connection with his relocation in July 2009 offset partially by the annual increase.

In fiscal 2011, professional and maintenance fees increased by $68,000 compared to 2010 and amounted to $370,000. The variation results mainly from costs related to legal fees with regard to reviewing partnership agreements as well as professional fees paid to an investor relations firm.

Rent, office expenses and other totalled $623,000 in fiscal 2011 compared to $741,000 in 2010, representing a reduction of $118,000 mainly explained by a $110,000 donation made last year to Minalliance, an organization that has been created to make the general public more aware of the mineral industry and to highlight the industry’s contribution to the growth of Québec and its regions, integrating economic, social and environmental aspects.

In fiscal 2011, stock-based compensation amounted to $2,226,000 compared to $163,000 in 2010. During the recent year, the Company accounted for three grants of stock options, two of which occurred during the preceding year and had to be approved by the shareholders at the annual meeting of June 29, 2010.

The depreciation of property, plant and equipment totalled $42,000 in fiscal 2011, representing an increase of $31,000 compared to last year, which is mainly explained by a change in the depreciation method from declining method to straight-line basis made last year.

During fiscal 2011, general exploration costs totalled $542,000 compared to $404,000 for last year. During the current year, the Company assigned a higher budget to prospecting of new exploration targets on the James Bay territory.

During fiscals 2011 and 2010, the Company proceeded with writeoffs of several mining properties for a total of $1,313,000 and $1,895,000, respectively. In fiscal 2011, the Company proceeded with partial writeoffs on the following projects: Nichicun ($317,000), Lac Gayot ($313,000), and Éléonore Régional ($110,000) and complete writeoffs on the Lac Farley ($128,000) and Laguiche ($95,000) properties. The most important writeoff for fiscal 2010 took place on the Coulon property ($860,000) following the abandonment of a part of the property that management considered having a low potential of discovery. Partial writeoffs were done on the Laguiche ($310,000) and Ashuanipi ($302,000) properties while a total writeoff ($224,000) was done on the Saganash property.

Other Income

For fiscal 2011, other income totalled $1,033,000 compared to $4,750,000 in 2010. Variations are detailed hereafter.

In fiscal 2011, dividends and interest totalled $878,000 compared to $841,000 in 2010. The increase results mainly from the Company’s higher level in cash and investments in fixed income offset partially by the decrease in interest rate on the Company’s bonds.

Fees invoiced to partners during fiscals 2011 and 2010 totalled $162,000 and $239,000, respectively. The decrease is mainly related to important work carried out in fiscal 2010 with partner Odyssey on the FCI and Auclair projects. In fiscal 2011, the Company received fees mainly from Goldcorp on the Corvet Est project and from Odyssey on the FCI project.

In fiscal 2010, the Company recognized a gain on sale of mining properties of $850,000 resulting from the sale to Agnico Eagle Mines Ltd. (“Agnico Eagle”) of the Dieppe property. In fiscal 2011, the Company did not sell any property.

In fiscal 2011, the Company recognized a gain of $24,000 on sale of available-for-sale investments compared to $1,088,000 in 2010 when the Company sold some available-for-sale investments to compensate for the reduction in interest income.

In fiscal 2011, the Company posted a loss on investments held for trading of $187,000 compared to a gain of $1,059,000 in 2010. The variation is mainly explained by the recognition of a derivative financial instrument in the prior year. This derivative option was related to a credit agreement with its financial institution signed in 2009. This option was exercised on February 23, 2011.

In fiscal 2011, the Company posted a gain on investments designated as held for trading of $147,000 compared to $847,000 in 2010. The variation results mainly from an upward revaluation of MAV 3 notes and from more significant gains following principal repayments on MAV 2 and MAV 3 notes. The Company sold all remaining MAV 2 and MAV 3 notes in February 2011.

Consequent to the major market declines during fiscal 2010, the Company posted a provision of $193,000 for other-than-temporary write-down on available-for-sale investments.

Future Income Taxes

In fiscal 2011, the Company recognized a $1,614,000 recovery on future income taxes compared to $1,180,000 in 2010. The Company renounced a total of $5,500,000 of the resource expenditure deductions in favour of investors with respect to a flow-through financing compared to $3,849,000 for last year.

Net Earnings (Net Loss)

In light of the above, the Company posted a net loss of $3,253,000 for the year ended February 28, 2011, compared to net earnings of $1,723,000 for last year.

Comparison between fiscals 2010 and 2009

Expenses

Expenses totalled $4,207,000 and $5,355,000 for fiscals 2010 and 2009, representing a decrease of $1,148,000 compared to 2009. Variations are detailed hereafter.

In fiscal 2010, salaries totalled $836,000, representing a decrease of $52,000 compared to 2009. The decrease results mainly from a severance payment to a former officer of the Company in June 2008, partly offset by the additions to administrative personnel that previously were service providers to the Company.

In fiscal 2010, professional and maintenance fees decreased by $199,000 compared to 2009, and amounted to $302,000. The variation results mainly from a reduction in its external consultant fees during fiscal 2010, and from costs that the Company incurred in fiscal 2009 to comply with new standards and rules.

Rent, office expenses and other totalled $741,000 in fiscal 2010 compared to $745,000 in 2009, representing a reduction of $4,000 mainly explained by a cutback in training expenses, publicity and travelling expenses as well as the addition of administrative personnel that used to provide services to the Company, offset by a $110,000 donation to Minalliance.

In fiscal 2010, stock-based compensation amounted to $163,000 compared to $972,000 in 2009. The reduction is explained by the fact that there have not been any stock options granted during fiscal 2010 while the Company awaited shareholders approval at the annual general meeting.

The depreciation of property, plant and equipment totalled $11,000 in fiscal 2010, representing a decrease of $19,000 compared to 2009, which is mainly explained by a change in the depreciation method from declining method to straight-line basis.

During fiscal 2010, general exploration costs totalled $404,000 compared to $308,000 in 2009. In fiscal 2009 the Company reduced exploration research to concentrate work on its current major projects.

During fiscals 2010 and 2009, the Company proceeded with writedowns of several mining properties for a total of $1,895,000 and $2,048,000, respectively. The most important writeoff in fiscal 2010 was done on the Coulon property ($860,000) following the abandonment of a part of the property that management considered having a low potential of discovery. Partial writeoffs were done on the Laguiche ($310,000) and Ashuanipi ($302,000) properties and a total writeoff ($224,000) on the Saganash property.

Other Income

In fiscal 2010, other income totalled $4,750,000 compared to $998,000 in 2009. Variations are detailed hereafter.

In fiscal 2010, dividends and interest totalled $841,000 compared to $1,529,000 in 2009. This drop-off results mainly from the decrease in interest rates on the bonds held by the Company.

Fees invoiced to partners during fiscal 2010 and 2009 totalled $239,000 and $919,000, respectively. The decrease is mainly related to important work carried out in fiscal 2009 with partner Breakwater Resources Ltd. on the Coulon project. In fiscal 2010, the Company received fees from Goldcorp on the Corvet Est project and from Odyssey on the FCI and Auclair projects.

In fiscal 2010, the Company recognized a gain on sale of mining properties of $850,000 resulting from the sale to Agnico Eagle of the Dieppe property. In fiscal 2009 the Company posted a gain on sale of $11,000 related to the sale of the Lac Dufault property.

In fiscal 2010, the Company recognized a gain of $1,088,000 on sale of available-for-sale investments compared to $308,000 in 2009. The Company sold some available-for-sale investments to compensate for the reduction in interest income.

In fiscal 2010, the Company posted a gain on investments held for trading of $1,059,000 compared to a loss of $129,000 in 2009. The variation is mainly explained by the recognition of a derivative financial instrument. This option resulted from the signing on March 16, 2009, of a credit agreement with its financial institution.

In fiscal 2010, the Company posted a gain on investments designated as held for trading of $847,000 compared to a loss of $307,000 in 2009. The variation results mainly from an upward revaluation of MAV 3 notes and from gains following a principal repayment on MAV 2 and MAV 3 notes as well as an increase in the value of convertible debentures owned by the Company.

Consequent to the major market declines during fiscal 2009, the Company posted a provision of $1,348,000 for other-than-temporary write-down on available-for-sale investments compared to a provision of $193,000 for fiscal 2010.

Future Income Taxes

In fiscal 2010, the Company recognized a $1,180,000 recovery on future income taxes compared to $749,000 in 2009. The Company made a renunciation of the resource expenditure deductions in favour of investors with respect to a flow-through financing in each year. The variation results mainly from the tax related to the other comprehensive income which have been reallocated to the statements of earnings followed by their realization.

Net Earnings (Net Loss)

In light of the above, the Company posted net earnings of $1,723,000 for the year ended February 28, 2010, compared to a net loss of $3,608,000 for the year ended February 28, 2009.

OTHER INFORMATION

	Balance Sheets as at February 28,
	2011	2010	2009
	$	$	$
Working capital	46,072,000	44,525,000	38,466,000
Long-term investments	-	1,345,000	1,212,000
Mining properties	37,602,000	28,939,000	27,074,000
Total assets	86,018,000	76,737,000	68,087,000
Shareholders’ equity	81,376,000	73,703,000	66,875,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at February 28, 2011, cash and cash equivalents amounted to $11,620,000 compared to $16,365,000 as at February 28, 2010. Also, at the end of fiscal 2011, the Company’s working capital totalled $46,072,000, an increase of $1,547,000 compared to the working capital recorded as at February 28, 2010, which results mainly from the disposition of the MAV 2 and MAV 3 notes for an amount of $1,086,000.

From management’s point of view, the working capital as at February 28, 2011, will cover current expenditures and exploration costs in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Comparison between fiscals 2011 and 2010

Operating Activities

For fiscal 2011, operating activities generated cash flows of $171,000 compared to cash flows used in operating activities of $291,000 in 2010. This variation results mainly from a favourable change in accounts payable and other amounts receivable related to advances from partners offset by an increase in general exploration costs.

Financing Activities

Cash flows provided from financing activities for fiscal 2011 and 2010 amounted to $9,524,000 and $4,159,000, respectively. The Company completed a private placement of common shares for a total of $8,000,000 in fiscal 2011 compared to $3,849,000 in 2010.

On February 23, 2011, the Company withdrew an amount of $1,117,000 on the credit facility and exercised the option to surrender the MAV 3 notes ineligible assets to its financial institution in settlement of the capital amount due on the credit line.

Investing Activities

Cash flows used in investing activities for fiscal 2011 amounted to $14,441,000 compared to cash flows provided from investing activities of $4,864,000 in 2010. The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term and long-term investments.

In fiscal 2011, the acquisition of short-term investments reduced liquidities by $7,857,000 compared to the disposition of short-term investments of $5,272,000 in 2010. The variation is attributable to important transfers of cash and cash equivalents in short-term investments following flow-through placements completed by the Company during the past months and by the disposition in fiscal 2010 of shares that the Company received in exchange for the acquisition of a mining property.

During fiscal 2011, the Company received $141,000 following principal repayments on MAV 2 and MAV 3 notes compared to $418,000 for the preceding year. In addition, the Company sold all remaining MAV 2 notes and MAV 3 notes traditional assets for an amount of $1,086,000.

In fiscal 2011, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $9,829,000 compared to $4,547,000 in 2010. The increase results mainly from more important exploration work carried out during the year on the Lac Pau, Poste Lemoyne Extension, Wabamisk, Ashuanipi, Éléonore Régional, and Coulon properties.

COMPARISON BETWEEN FISCALS 2010 AND 2009

Operating Activities

For fiscal 2010, cash flows used in operating activities totalled $291,000 compared to $519,000 in 2009. This variation results mainly from a change in accounts payable and accrued liabilities related to advance payments from partners and from the advance payments on the Éléonore property, which was offset by decreases in interest income and in fees invoiced to partners.

Financing Activities

Cash flows provided from financing activities for fiscals 2010 and 2009 amounted to $4,159,000 and $4,289,000, respectively. The Company completed a private placement of common shares of $3,849,000 in fiscal 2010 compared to $4,500,000 in 2009.

Investing Activities

Cash flows provided from investing activities for fiscal 2010 amounted to $4,864,000 compared to cash flows used in investing activities of $4,803,000 in 2009.

In fiscals 2010 and 2009, the disposal of short-term investments generated cash of $5,272,000 and $4,918,000, respectively. The variation is mainly explained by the disposal of shares that the Company received in exchange for mining properties. Also in fiscal 2010, the Company received $418,000 following principal repayments on MAV 2 and MAV 3 notes.

In fiscal 2010, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $4,547,000 compared to $14,843,000 in 2009. This decrease results mainly from more significant exploration costs on the Coulon project incurred in 2009.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, overall net earnings (net loss), and the net earnings (net loss) per participating share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
02-28-2011	2,313,000	156,000	(601,000)	(0.020)	(0.020)
11-30-2010	782,000	317,000	(431,000)	(0.014)	(0.014)
08-31-2010	2,113,000	395,000	(1,701,000)	(0.056)	(0.056)
05-31-2010	692,000	165,000	(520,000)	(0.017)	(0.017)
02-28-2010	497,000	532,000	1,101,000	0.037	0.037
11-30-2009	1,024,000	612,000	(384,000)	(0.013)	(0.013)
08-31-2009	822,000	869,000	76,000	0.002	0.002
05-31-2009	1,864,000	2,737,000	930,000	0.032	0.032

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Fourth Quarter

Results of Operations

For the fourth quarter of the current year, the Company recognized a net loss of $601,000 compared to net earnings of $1,101,000 for the fourth quarter of the preceding year.

In the fourth quarter of fiscal 2011, expenses totalled $2,313,000 compared to $497,000 for the comparative quarter of the preceding year, representing an increase of $1,815,000. This increase is mainly explained by an increase in stock-based compensations ($818,000) and by more significant writeoffs of mining properties ($999,000).

As for other income, the decrease of $376,000 is due mainly to the loss on the sale of available-for-sale investments ($81,000), the loss related to the disposition of MAV 2 and MAV 3 notes ($82,000) and to a decrease in fees invoiced to partners ($88,000).

Liquidity and Financing

Cash flows from operating activities totalled $13,000, an increase of $453,000 compared to the fourth quarter of fiscal 2010. The difference results mainly from a change in accounts payable and other amounts receivable related to advances from partners.

Cash flows provided from financing activities totalled $3,515,000, an increase of $2,197,000 compared to the fourth quarter of fiscal 2010. The variance is mainly explained by a more important private placement of flow-through shares in 2011 ($1,227,000) and by the draw on revolving credit facility ($1,117,000).

Cash flows provided from investing activities totalled $1,222,000, a decrease of $4,800,000 compared to the fourth quarter of fiscal 2010. The variance is mainly explained by unfavourable variances of $2,350,000 in the disposal of short-term investments and of $2,350,000 in refundable tax credit payment.

CONTRACTUAL OBLIGATIONS

The following table presents the Company’s contractual obligations as at February 28, 2011.

		Total Commitments per Period
	Total Commitments $	Less than 1 Year $	From 1 to 3 Years $	From 4 to 5 Years $	After 5 Years $
Exploration expenses	800,000	800,000	–	–	–
Rental lease for administrative offices	244,000	101,000	143,000	–	−
Total	1,044,000	901,000	143,000	–	−

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with companies owned by directors:

	Fiscal Years Ended February 28,
	2011 $	2010 $	2009 $
Rent, office expenses and other	222,000	215,000	257,000
	222,000	215,000	257,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

SUBSEQUENT EVENTS

On March 7, 2011, the Company entered into agreement with Anglo American Exploration (Canada) Ltd. ("AAEC"), a subsidiary of Anglo American plc, whereby the Company transferred to AAEC a 50% undivided interest in the Baie Payne property. In order to maintain its 50% undivided interest in the Baie Payne property, AAEC must fund an aggregate expenditures of $4 million over a six-year period. AAEC may, at its sole discretion, accelerate such funding. The Company will be the operator during that period. The property covers 18,890 hectares and is situated north of Kangirsuk Village, on the west bank of Ungava Bay, in northern Quebec.

On April 18, 2011, the Company acquired from Ressources D'Arianne Inc. ("D'Arianne") a 100% participating interest in the Komo and Wabamisk-D'Arianne properties in consideration of the issuance of 40,000 shares of the Company.

On April 18, 2011, the Company acquired from D'Arianne and SOQUEM a 100% participating interest in the Lac H property (owned equally by D'Arianne and SOQUEM) in consideration of the issuance of 50,000 shares of the Company (25,000 shares to D'Arianne and 25,000 shares to SOQUEM).

On April 18, 2011, D'Arianne granted the Company the option to acquire a 50% interest in the Opinaca property for a consideration consisting of the issuance of 26,330 shares of the Company and exploration work totalling $878,000 to be carried out no later than April 18, 2016. Of the 165 claims that make up the property, three are subject to a 2% NSR in favour of Les Explorations Carat Inc. ("Carat"). The Company bought back the royalty of Carat in consideration of the issuance of 15,000 shares of its share capital.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, writeoffs are recorded when required.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s financial statements have been prepared in accordance with Canadian GAAP. Note 21 to the financial statements describes the significant differences of measurement between Canadian GAAP and U.S. GAAP as they relate to the Company. The most significant accounting policies, which have been consistently applied, are summarized as follows.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses for the reporting periods. Significant estimates include the valuation of credit on duties refundable for loss and the refundable tax credit for resources, future income tax assets and liabilities, the recoverability of short-term investments and mining properties, the valuation of short-term investments and the fair value of stock options granted. Actual results could differ from those estimates.

Financial Instruments

The standards require that financial assets and financial liabilities, including derivative financial instruments, be initially measured at fair value. Subsequent to initial recognition, financial assets and financial liabilities are measured based on their classification: held for trading, available for sale, loans and receivables or other liabilities.

●

Held for trading – Financial assets and financial liabilities required to be classified or designated as held for trading are measured at fair value, with gains, losses and transaction costs recorded in net earnings for the period in which they arise. Section 3855 allows an entity to designate any financial instrument as held for trading on initial recognition if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of a security held for trading.

The Company's financial assets held for trading comprise cash and cash equivalents and convertible debentures. The convertible debentures were designated as held for trading.

●

Available for sale – Financial assets classified as available for sale are measured at fair value. Unrealized gains and losses are recognized directly in other comprehensive income (loss), except for other-than-temporary impairment losses, which are recognized in net earnings. Upon derecognition of the financial asset, the accumulated gains or losses previously recognized in accumulated other comprehensive income are reclassified to net earnings. Transaction costs are added to the carrying amount of the financial instrument.

The Company's financial assets classified as available for sale comprise bonds, trust units and investments in public companies.

Available-for-sale securities are reviewed on a regular basis to determine whether there has been a decline in value that is other than temporary. For the purpose of measuring any decline in value, the Company takes into account many facts proper to each investment as well as all the factors that encompass, without being inclusive, a significant or prolonged decline in fair value, significant financial distress of the issuer, a breach of contract, an increasing risk of issuer's bankruptcy or reorganization, and disappearance of an active market for the financial asset concerned.

●

Loans and receivables – Financial assets classified as loan and receivables are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity.

The Company's loans and receivables include Other amounts receivable in the balance sheet.

●

Other liabilities – Financial liabilities are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity.

Mining Properties

The Company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Although management has taken actions to verify the ownership rights for mining properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Mining properties are reviewed for impairment when changes in circumstances suggest their carrying value has become impaired. Where conditions suggest impairment, management assesses whether carrying value can be recovered by determining fair value without first performing a test for recoverability given that the Company has insufficient information about its mining properties to estimate future cash flows. Management considers whether results from exploration work justify further investment, the confirmation of its interest in the mining claims, the ability of the Company to obtain the necessary financing to pursue the future exploration work and potential disposal of the properties for proceeds in excess of their carrying value.

When it is determined that mining property is impaired, it is written down to its estimated fair value.

Credit on Duties Refundable for Loss and Refundable Tax Credit for Resources

The Company is entitled to a credit on duties refundable for loss under the Mining Duties Act. This credit on duties refundable for loss on mining exploration expenses incurred in the province of Quebec at a rate of 7% (12% in 2010) was applied against the costs incurred.

Furthermore, the Company is entitled to a refundable tax credit for resources for mining companies on qualified expenditures incurred. The refundable tax credit for resources may reach 38.75%. This tax credit has been applied against the costs incurred.

Share Capital and Flow-Through Shares

Shares issued pursuant to flow-through financing agreements and for the acquisition of mining properties are recorded at their fair market value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the Company renounces the deductions in favour of the investors concerned. Future income taxes arising from the difference between the carrying amount and the tax basis are recorded as share issue expenses.

Share issue expenses and future income taxes arising from the difference between the carrying value and the tax basis of exploration costs are applied against share capital.

Income Taxes

The Company provides for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the carrying value and tax basis of assets and liabilities using enacted or substantively enacted tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Stock-Based Compensation Plan

The Company has established a stock-based compensation plan, which is described in note 13 to the financial statements. Any consideration received from plan members upon the exercise of stock options is credited to share capital. The Company accounts for compensation costs for all forms of stock-based compensation awarded to employees and non-employees, including stock options, using a fair value-based method.

Fair value is measured on the date of the grant. The fair value of options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. On the date of grant, the fair value of stock options is recognized as an expense under caption Stock-based compensation as stock options vest immediately.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008 the Canadian Accounting Standards Board (“AcSB”) announced that Canadian public issuers will be required to report under IFRS, which will replace the Canadian GAAP for years beginning on or after January 1, 2011. The conversion to IFRS will be required for the Company, for interim and annual financial statements beginning on March 1, 2011 and will require the restatement for comparative figures. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures.

The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project:

•

Phase 1 - Diagnosis phase: In the first quarter of fiscal 2010, the Company completed the diagnosis phase for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure. The differences were further classified according to their degree of complexity and by the amount of work to implement with respect to the measure.

•

Phase 2 - Evaluation and design phase: In the last quarter, the Company completed the evaluation and design phase. The Company evaluated and documented the existing differences between IFRS and Canadian GAAP in accounting and disclosure requirements, the selection of accounting policies under IFRS, including the consideration of options available under IFRS, the integration of the effects related to the conversion on internal controls, accounting systems and other business processes, and the planning of training programs to help employees concerned for the transition and the continued compliance with IFRS.

•

Phase 3 - Implementation phase: This phase involves the implementation of all changes approved in the evaluation and design phase and culminates in the preparation of the Company’s financial reporting under IFRS.

The adoption of IFRS will result in some changes to the Company’s accounting policies. The following provides a summary of the Company’s evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as having the most potential for a significant change.

First-time Adoption of IFRS (IFRS 1)

The Company’s adoption of IFRS will require the application of IFRS-1 First-time adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following are IFRS 1 exemptions that the Company will elect on transition date:

Fixed assets:

The adopter has the option to elect fair value at the date of the transition as the deemed cost for its fixed assets. The Company will not utilize this election.

Financial instruments:

The adopter has the option to change the designation of previously recognized financial instruments if certain conditions are met. The Company will keep the same classification of its financial instruments.

Exploration for and evaluation of mineral resources (IFRS 6)

IFRS currently allow an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions. The Company expects to retain its current policy of deferring exploration and evaluation expenditures until such time as the properties are either put into production, sold or abandoned.

Also under IFRS, exploration and evaluation assets shall be classified as either tangible or intangible assets according to the nature of the assets acquired. The Company will classify its assets accordingly.

Property, plant and equipment (IAS 16)

Under IFRS, the Company can elect to measure fixed assets using either the cost model or the revaluation model. Canadian GAAP only accept the cost model. The Company has not elected to use the revaluation model due to the difficulty and effort needed to determine the fair value and the ability for the Company to measure using the cost model.

Impairment of assets (IAS 36)

IFRS, like Canadian GAAP, require an assessment at each reporting date as to whether there are indicators of impairment of deferred exploration costs. The factors considered under IFRS are quite similar to Canadian GAAP, but there are some differences. IFRS require a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP require a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than their carrying value.

The Company's accounting policies related to impairment of deferred exploration costs will be changed to reflect these differences; however, the Company does not expect these changes to have an immediate impact on the carrying value of its assets since the most important PP&E mining properties when impaired, are written down.

Provisions, contingent liabilities and contingent assets (IAS 37)

IFRS require the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only require the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company's accounting policy related to decommissioning liabilities will be changed to reflect these differences, however, the Company does not expect this change to have an immediate impact on the carrying value of its assets.

Flow-through shares and future income taxes

Under Canadian GAAP, the Company records a future tax liability and share issue expenses at the time the expenditures are renounced in favour of investors concerned.

Under IFRS, the Company has adopted a policy whereby flow-through proceeds are allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and recognized in income as the Company spends the flow-through proceeds. Deferred tax is recorded as the expenditures are incurred.

Activities in progress

During the fourth quarter, the Company continued to assess the impact on the IFRS opening balance sheet amounts for March 1, 2010. All the differences are expected to relate to flow-through shares.

The Company also made significant progress in the process of restating its interim financial statements for fiscal 2011 and the development of a framework for its first time IFRS financial statements. Additional work that is underway includes implementation of information systems and internal control changes required, none of which are significant.

The Company will also continue to monitor standards development including extractive industries projects as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the Company’s financial statements in future years.

The Company expects to be able to fully comply with the regulatory timeframes established for the transition to IFRS.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at May 11, 2011, a total of 30,954,407 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at May 11, 2011, a total of 1,857,250 stock options were outstanding. The expiry dates vary from April 6, 2016, to January 18, 2021.

Also as at May 11, 2011 a total of 12,000 warrants were outstanding and their expiry date is February 25, 2012.

RISK FACTORS AND UNCERTAINTIES RELATED TO FINANCIAL INSTRUMENTS

Financial Risks

The Company has exposure to various financial risks, such as credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk associated with short-term investments arises mainly from the possibility that the issuer of securities may be unable to fulfill payment obligations. The Company minimizes its exposure to issuer risk by investing only in products having a high quality investment-grade rating. In addition, the Company attempts to minimize its risks by entering into agreements only with Canadian institutions and their subsidiaries. Exposure to these risks is closely monitored and maintained within the limits stated in the investment policy of the Company, which is revised regularly.

Credit risk associated with other amounts receivable arises from the possibility that the Company's partners may not be able to repay their debts. These receivables result from exploration work carried out on projects in partnership with other mining companies. The Company considers that the credit risk related to amounts receivable from such partnerships are minimal, because the Company usually signs agreements with major mining companies.

Liquidity Risk

Liquidity risk is the risk that the Company may be unable to fulfill its financial obligations related to financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidities to meet liabilities when due. As at February 28, 2011, the Company had a cash balance of $11,620,000 ($16,365,000 as at February 28, 2010) to settle current liabilities of $2,196,000 ($1,818,000 as at February 28, 2010). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes interest rate risk, currency risk and other price risks such as equity risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuate due to changes to market interest rates. The Company's current policy is to invest excess cash principally in bonds and convertible debentures refundable before maturity and/or in interest-bearing accounts of Canadian banks and their subsidiaries.

As at February 28, 2011, the Company’s exposure to interest rate risk is summarized as follows:

Short-term investments	Fixed interest rates ranging from 1% to 8.5%
Other amounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

Changes in fair value of available-for-sale bonds are recorded in Other comprehensive income (loss). For the Company’s available-for-sale bonds, a variation of ± 1% of interest rates as at February 28, 2011, would result in an estimated after-tax effect in Other comprehensive income (loss) of $246,000 ($191,000 for the year ended February 28, 2010).

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar and most of its purchases are made in Canadian dollars. Since April 1, 2009, the Company has received a monthly advance payment of US$100,000. The Company holds foreign currency in a chartered Canadian bank account as at February 28, 2011, but the risk is minimized because the balance of the bank account is not significant for the Company. As a result, the Company's exposure to foreign exchange risk is minimal.

Equity Risk

Equity risk is the risk that the fair value of a financial instrument varies due to equity market changes.

Changes in fair value of trust units and available-for-sale shares are recorded in Other comprehensive income (loss). For the Company's trust units and available-for-sale shares, a variation of ± 10 % of the quoted market prices as at February 28, 2011, would result in an estimated after-tax effect in Other comprehensive income (loss) of $446,000 ($420,000 for the year ended February 28, 2010).

Changes in fair value of convertible debentures held for trading are recorded in the Statements of earnings (loss). Changes in fair value of convertible debentures would be more impacted by the stock markets than the interest rate variation. A variation of  ± 10% in market prices as at February 28, 2011, would result in a maximal estimated after-tax effect in the Statements of earnings (loss) of $99,000 ($190,000 for the year ended February 28, 2010).

OTHER RISK FACTORS AND UNCERTAINTIES

Exploration Risk

The Company is considered as an exploration company. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Risk Uncertainty of Title

Although the Company has taken actions to verify the ownership rights for mining properties in which it has an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Key Personnel

The success of the Company rests in its capacity to attract and retain a qualified staff. There is evidence of strong competition in the industry and the Company’s success mostly depends on management and on personnel highly qualified in geology. The incapacity of recruiting qualified personnel and the loss of key personnel could constitute a significant obstacle to the success of operations.

Environmental Risk

The Company is exposed to various environmental incidents that can occur during exploration work. The Company maintains an environmental management program including operational plans and practices.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management concluded that the Company’s internal control over financial reporting was effective as of February 28, 2011.

The effectiveness of the Company’s internal control over financial reporting as of February 28, 2011, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of February 28, 2011.

Management concluded that the disclosure controls and procedures were effective as of February 28, 2011.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at May 11, 2011. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer